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                        Filed by Diebold, Inc.
                        Pursuant to Rule 425 under the Securities Act of 1933

                        Subject Company: Global Elections Systems, Inc. Diebold's Commission File No. 001-04879


On June 21, 2001, Diebold, Inc. ("Diebold") and Global Elections Systems, Inc. ("GES") jointly released the following supplemental information.


                                     * * * *

The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed acquisition of GES by Diebold.



The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Diebold's and GES's businesses will not be integrated successfully; costs related to the merger; failure of Diebold or GES stockholders to approve the merger; future business prospects for Diebold and GES; change in the value of consideration that GES will receive from Diebold; certain actions and plans Diebold intends to implement in its business; completion of due diligence; and other economic, business, competitive and/or regulatory factors affecting Diebold's and GES's businesses generally as set forth in Diebold's and GES's filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Diebold and GES are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.



INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Diebold and GES. Investors and security holders may obtain a free copy of the joint proxy statements/prospectus (when it is available) and other documents filed by Diebold and GES with the Commission at the Commission's web site at www.sec.gov. The joint proxy

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statement/prospectus and these other documents may also be obtained for free from Diebold and GES.



READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.



Diebold and GES, and their respective directors, executive officers and certain other of their respective employees, may be soliciting proxies from their respective stockholders in favor of the approval of the merger. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of GES stockholders in connection with the merger is set forth, in the case of Diebold's proxy statement for its 2001 annual meeting, filed with the SEC on March 15, 2001, and in the case of GES's proxy statement for its 2000 annual meeting, filed with the SEC on October 6, 2000, and additional information will be set forth in the definitive proxy statement/prospectus referred to above when it is filed with the SEC.



                                     * * * *




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Media contact:                                         Investor contact:
Mike Jacobsen                                          Tiffini Bloniarz
+1 330 490 3796                                        +1 330 490 6319
jacobsm1@diebold.com                                   bloniat@diebold.com

FOR IMMEDIATE RELEASE:
June 21, 2001

DIEBOLD TO ACQUIRE LEADING VOTING TECHNOLOGY COMPANY,
GLOBAL ELECTION SYSTEMS

         NORTH CANTON, Ohio - Diebold, Incorporated (NYSE:DBD) announced today it has signed a non-binding letter of intent to acquire Global Election Systems Inc. (AMEX: GLE; TSE: GSM). This transaction is subject to certain conditions, including the completion of due diligence, the negotiation and execution of definitive agreements and the approval of the merger by Global's stockholders.
         The agreement in principle includes a stock-for-stock transaction valued at $1.50 per common share of Global Election Systems, subject to a maximum of .05 Diebold shares and a minimum of .04 Diebold shares per Global Election share. Global has approximately 21 million shares outstanding. Diebold will also provide $5 million of immediate financing to Global. Diebold expects the acquisition to be neutral on 2001 earnings and accretive in 2002. The acquisition is expected to be completed during the calendar third quarter. Diebold is entitled to a breakup fee in certain circumstances if the acquisition is not completed.
         Diebold and Global also signed a contract manufacturing agreement where Diebold will produce more than 500 AccuVote-TS touch screen voting terminals to fulfill a contract previously secured by Global.
         "This action will complement our existing core competencies in self-service technology and security," said Walden W. O'Dell, Diebold chairman, president and chief executive officer. "Global is an industry leader with excellent voting solutions, and provides Diebold with considerable expertise and knowledge of the U.S. election solutions market."
         O'Dell continued, "With Diebold's solid financial position, manufacturing capability and a nationwide service and support organization, we will become a formidable solutions provider for the elections industry. We expect the U.S. voting marketplace to generate $1.5 to $2.0 billion in hardware revenue during the next four to five years. This acquisition allows us to immediately capitalize on this expanding market, rather than undergo the lengthy certification and development process necessary to enter the market with our Brazilian product."
                                     (more)

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PAGE TWO - DIEBOLD TO ACQUIRE GLOBAL ELECTION SYSTEMS

         Last year Diebold's Brazilian subsidiary, Procomp, supplied the world's largest nationwide voting system, used by 109 million voters, during elections held throughout Brazil. Procomp provided the Brazilian government with a turnkey voting system, including more than 180,000 voting terminals, accessories, software, installation, training, logistics and support.
         Global Election Systems Inc., is an industry leader in the election equipment marketplace with over 850 jurisdictions in North America utilizing its AccuVote (optical scan) or AccuVote-TS (touch screen) voting systems. Its product line also includes VoteRemote, a high speed automated absentee ballot printing and processing system. Global's acquisitions and strategic alliances have enabled the Company to participate in international bids involving nationwide voting system projects.
         Diebold, Incorporated is a global leader in providing integrated self-service delivery systems and services. Diebold employs more than 10,000 associates with representation in more than 80 countries worldwide and headquarters in Canton, Ohio, USA. Diebold reported revenue of $1.7 billion in 2000 and is publicly traded on the New York Stock Exchange under the symbol 'DBD.' For more information, visit the company's Web site at www.diebold.com.
         THIS DOCUMENT DOES NOT CONSTITUTE A SOLICITATION BY DIEBOLD OR ITS BOARD OF DIRECTORS OR EXECUTIVE OFFICERS OF ANY APPROVAL OR ACTION OF ITS STOCKHOLDERS. DIEBOLD WILL FILE A PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION WITH THE SEC. STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE WEBSITE MAINTAINED BY THE SEC AT www.sec.gov. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE SEC BY DIEBOLD FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM DIEBOLD, P.O. BOX 3077, 5995 MAYFAIR ROAD, CANTON, OHIO 44720-8077, ATTENTION: INVESTOR RELATIONS, OR BY TELEPHONE AT (330) 490-4000.
         DIEBOLD AND ITS DIRECTORS AND EXECUTIVE OFFICERS, MAY BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF DIEBOLD IN CONNECTION WITH THE ACQUISITION. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF DIEBOLD AND THEIR OWNERSHIP OF DIEBOLD'S STOCK IS SET FORTH IN DIEBOLD'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000. STOCKHOLDERS OF DIEBOLD MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH PARTICIPANTS BY READING THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE.

PAGE THREE - DIEBOLD TO ACQUIRE GLOBAL ELECTION SYSTEMS


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
---------------------------------------------------------------------------
1995:
-----

         CERTAIN INFORMATION CONTAINED IN THIS RELEASE IS FORWARD-LOOKING, INCLUDING STATEMENTS REGARDING THE VALUE OF THE CONSIDERATION THAT GLOBAL ELECTION SYSTEMS' STOCKHOLDERS ARE PROJECTED TO RECEIVE FROM THE TRANSACTION AND THE LIKELIHOOD THAT THE ACQUISITION WILL BE COMPLETED. CERTAIN INFORMATION IN THIS RELEASE CONCERNING DIEBOLD'S BUSINESS MAY ALSO BE FORWARD-LOOKING, INCLUDING THE FUTURE BUSINESS PROSPECTS FOR DIEBOLD AND THE FUTURE IMPACT OF CERTAIN ACTIONS AND PLANS DIEBOLD INTENDS TO IMPLEMENT IN ITS BUSINESS. FORWARD-LOOKING INFORMATION IS BASED ON MANAGEMENT'S ESTIMATES, ASSUMPTIONS AND PROJECTIONS, AND IS SUBJECT TO SIGNIFICANT UNCERTAINTIES, MANY OF WHICH ARE BEYOND DIEBOLD'S CONTROL. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN ANY FORWARD-LOOKING STATEMENT AS A RESULT OF CERTAIN RISKS AND UNCERTAINTIES, INCLUDING, WITHOUT LIMITATION, THE COMPLETION OF DUE DILIGENCE SATISFACTORY TO DIEBOLD, THE TIMELY RECEIPT OF NECESSARY SHAREHOLDER, REGULATORY AND OTHER CONSENTS AND APPROVALS NEEDED TO COMPLETE THE TRANSACTION, WHICH COULD BE DELAYED FOR A VARIETY OF REASONS RELATED OR NOT RELATED TO THE TRANSACTION ITSELF; AND THE FULFILLMENT OF ALL OF THE CLOSING CONDITIONS SPECIFIED IN THE TRANSACTION DOCUMENTS. FOR FURTHER DISCUSSION OF IMPORTANT RISK FACTORS THAT MAY MATERIALLY AFFECT MANAGEMENT'S ESTIMATES, DIEBOLD'S RESULTS AND THE FORWARD-LOOKING STATEMENTS HEREIN, PLEASE SEE THE RISK FACTORS CONTAINED IN DIEBOLD'S SEC FILINGS.

         YOU SHOULD ALSO READ THOSE FILINGS, PARTICULARLY DIEBOLD'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 AND QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2001, FILED WITH THE SEC FOR A DISCUSSION OF DIEBOLD'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION.


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